

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2022

William Sanchez
President and Chief Executive Officer
Telco Cuba, Inc.
454 South Yonge Street
Suite 7C
Ormond Beach, Florida 32174

> **Re: Telco Cuba, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed February 28, 2022**
> **File No. 024-11611**

Dear Mr. Sanchez:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2022 letter.

Amendment No. 4 to Form 1-A

Summary of the Offering, page 2

1. We note your response to prior comment 2. However, this section continues to state that the company will have 7,259,694,066 shares of common stock issued and outstanding after this offering if all offered shares are sold. Please revise to disclose that the company will have 7,519,394,066 shares of common stock issued and outstanding after the offering, or advise.

General

2. Please update your financial statements pursuant to Part F/S of Form 1-A, and revise your

Management's Discussion and Analysis and other relevant sections of the filing to reflect the updated financial information.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brett Alan Verona